Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	Richa Periwal richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q3 & 9M FY23 Financial Results

Hyderabad, India, January 25, 2023: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and the nine months ended December 31, 2022. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q3 Performance Summary	9M Performance Summary

Rs. 6,770 Cr	Rs. 18,291 Cr
Revenue	Revenue
[Up: 27% YoY; Up: 7% QoQ]	[Up: 14% YoY]

59.2%	56.5%
Gross Margin	Gross Margin
[Q3 FY22: 53.8%; Q2 FY23: 59.1%]	[9M FY22: 53.2%]

Rs.1,798 Cr	Rs. 5,003 Cr
SGNA expenses	SGNA expenses
[Up: 17% YoY; Up: 9% QoQ]	[Up: 8% YoY]

Rs. 482 Cr	Rs. 1,402 Cr
R&D expenses	R&D expenses
[7.1% of Revenues]	[7.7% of Revenues]

Rs. 1,966 Cr	Rs. 5,677 Cr
EBITDA	EBITDA
[29.0% of Revenues; Up: 55% YoY; Up: 2% QoQ]	[31.0% of Revenues; Up: 48% YoY]

Rs. 1,635 Cr	Rs. 4,711 Cr
Profit before Tax	Profit before Tax
[Up: 68% YoY; Up: 1% QoQ]	[Up: 58% YoY]

Rs. 1,247 Cr	Rs. 3,548 Cr
Profit after Tax	Profit after Tax
[Up: 77% YoY; Up: 12% QoQ]	[Up: 56% YoY]

Commenting on the results, Co-chairman & MD, G V Prasad said “Our strong financial performance was supported by growth in the US and the Russia markets. We continue to strengthen our development pipeline to reach more patients globally.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.72

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY23		Q3 FY22		YoY	Q2 FY23		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr %
Revenues	818	67,700	643	53,197	27	762	63,057	7
Cost of Revenues	334	27,607	297	24,585	12	312	25,810	7
Gross Profit	485	40,093	346	28,612	40	450	37,247	8
Operating Expenses
Selling, General & Administrative expenses	217	17,981	186	15,411	17	200	16,560	9
Research and Development expenses	58	4,821	50	4,159	16	59	4,869	(1)
Impairment of non-current assets	2	134	1	47	185	0	25	436
Other operating expense/(income)	9	732	(3)	(240)	-	(4)	(334)	-
Results from operating activities	199	16,425	112	9,235	78	195	16,127	2
Net finance expense/(income)	2	139	(3)	(289)	-	2	156	(10)
Share of profit of equity accounted investees	(1)	(60)	(2)	(185)	(68)	(2)	(140)	(57)
Profit before Income Tax	198	16,346	117	9,709	68	195	16,111	1
Income Tax	47	3,875	32	2,644	47	60	4,983	(22)
Profit for the period	151	12,471	85	7,065	77	135	11,128	12

Diluted Earnings Per Share (EPS)	0.91	74.95	0.51	42.48	76	0.81	66.89	12

As % to revenues	Q3 FY23	Q3 FY22	Q2 FY23
Gross Profit	59.2	53.8	59.1
SG&A	26.6	29.0	26.3
R&D	7.1	7.8	7.7
EBITDA	29.0	23.8	30.6
PBT	24.1	18.3	25.5
PAT	18.4	13.3	17.6

EBITDA Computation

	Q3 FY23		Q3 FY22		Q2 FY23
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	198	16,346	117	9,709	195	16,111
Interest income (net)*	(1)	(93)	(1)	(72)	1	61
Depreciation	27	2,245	25	2,066	25	2,107
Amortization	12	1,026	11	910	12	1,018
Impairment	2	134	1	47	0	25
EBITDA	238	19,658	153	12,659	234	19,322

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 82.72

Key Balance Sheet Items

	As on 31st Dec 2022		As on 30th Sep 2022		As on 31st Dec 2021
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	606	50,164	354	29,306	454	37,556
Trade receivables (current & non-current)	907	75,046	931	76,987	756	62,507
Inventories	596	49,326	593	49,042	601	49,675
Property, plant and equipment	786	64,996	771	63,817	761	62,971
Goodwill and Other Intangible assets	428	35,401	436	36,084	442	36,581
Loans and borrowings (current & non-current)	214	17,663	209	17,289	340	28,164
Trade payables	315	26,023	275	22,778	296	24,492
Equity	2,663	2,20,273	2,493	2,06,225	2,297	1,90,016

Revenue Mix by Segment

	Q3 FY23	Q3 FY22	YoY	Q2 FY23	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	59,241	44,508	33	55,946	6
North America	30,567	18,645	64	28,001	9
Europe	4,303	4,058	6	4,199	2
India	11,274	10,266	10	11,500	(2)
Emerging Markets	13,097	11,539	14	12,246	7
Pharmaceutical Services and Active Ingredients (PSAI)	7,758	7,271	7	6,434	21
Others	701	1,418	(51)	677	4
Total	67,700	53,197	27	63,057	7

Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 59.2 billion:

➢	Year-on-year growth of 33% and sequential quarter growth of 6% was primarily driven by new product launches, increase in volumes of our base business and favorable forex movement, offset partially due to price erosion in our generic markets.

North America

Revenues from North America at Rs. 30.6 billion:

➢	Year-on-year growth of 64%, driven by new products launches, increase in volumes and a favorable forex movement, which was partly offset by price erosion.
➢	Sequential growth of 9%, driven by increase in volumes partly offset by price erosion in some products.
➢	We launched five new products in US during the quarter. These were desmopressin MDV, OTC guaifenesin ER, fingolimod capsules, thiotepa injection and biorphen injection.
➢	We filed one new ANDA during the quarter. As of 31st December 2022, cumulatively 78 generic filings are pending for approval with the USFDA (75 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 78 pending filings, 41 are Para IVs and we believe 21 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.3 billion:

➢	Year-on-year growth of 6%, driven by new product launches, increase in volumes which was partly offset by price erosion and adverse forex rates. Sequential growth of 2%, driven by new product launches and favorable forex movement, and was partly offset by reduction in volumes of certain products.

➢	Revenues from Germany at Rs. 2.2 billion. Year-on-year decline of 1% and sequential decline of 6%.

➢	Revenues from UK/OL at Rs. 1.3 billion. Year-on-year growth of 25% and sequential growth of 16%.

➢	Revenues from other European countries at Rs. 0.8 billion. Year-on-year growth of 3% and sequential growth of 8%.

India

Revenues from India at Rs. 11.3 billion:

➢	Year-on-year growth of 10%, driven by increase in sales prices and new product launches, partly offset by reduction in volumes for certain products.

➢	Sequential decline of 2%, primarily due to reduction in volumes of certain products.

Emerging Markets

Revenues from Emerging Markets at Rs. 13.1 billion. Year-on-year growth of 14% and sequential quarter growth of 7%:

➢	Revenues from Russia at Rs. 6.9 billion. Year-on-year growth of 45% was on account of increase in volumes and prices, new product launches, and favorable forex rates. Sequential quarter growth of 16% was primarily on account of increase in volumes.

➢	Revenues from other CIS countries and Romania at Rs. 2.2 billion. Year-on-year decline of 6% was due to reduction in volumes and adverse forex movement, partly offset by increase in sales price of some products and new product launches. Sequential quarter growth of 4% was driven by new product launches and favorable forex movement.

➢	Revenues from Rest of World (RoW) territories at Rs. 4.0 billion. Year-on-year decline of 10% was on account of higher base in previous year due to the covid product sales and decrease in sales price of some of our key molecules, which was partly offset by new product launches. Sequential decline of 4% was on account of decrease in sales price of some products, which was partly offset by new product launches and favorable forex movement.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 7.8 billion:

➢	Year-on-year growth of 7% was driven by favorable forex movement and increase in volumes partly offset by price erosion.

➢	Sequential growth of 21% was driven by increase in volumes and new product launches.

➢	During the quarter we filed two DMFs in the US.

Income Statement Highlights:

➢	Gross profit margin at 59.2%:

•	Increased by ~545 bps over previous year driven mainly due to new product launches with higher margins, favorable products mix and favorable forex movement which was partly offset by price erosion. Margins have marginally increased by 15 bps sequentially.
•	Gross profit margin for GG and PSAI business segments are at 64.6% and 18.2% respectively.

➢	SG&A expenses at Rs. 18.0 billion, increased by 17% year-on-year. This increase was primarily attributable to investments in sales & marketing, annual increments, certain one-off expenses and higher forex rate. Sequentially the SG&A expenses increased by 9% mainly due to increase in sales & marketing spends and other one-off expenses.

➢	R&D expenses at Rs. 4.8 billion. As % to revenues - Q3 FY23: 7.1% | Q2 FY23: 7.7% | Q3 FY22: 7.8%. We continue our focus on investing in R&D to build a healthy pipeline of new products across our markets including development of products in our biosimilars and generics businesses.

➢	Impairment charge of Rs. 134 million as compared to Rs. 47 million charge in Q3 FY22.

➢	Other operating expense at Rs. 732 million compared to income of Rs. 240 million in Q3 FY22. Net other expense during the quarter included the loss on sale of asset at Leiden, Netherlands.

➢	Net Finance expense at Rs. 139 million compared to income of Rs. 289 million in Q3 FY22.

➢	Profit before Tax at Rs. 16.3 billion, which is 24.1% of revenues. The profit before tax increased by 68% year-on-year and by 1% sequentially.

➢	Profit after Tax at Rs. 12.5 billion. The effective tax rate is ~23.7% for the quarter.

➢	Diluted earnings per share is at Rs. 74.95.

Other Highlights:

➢	EBITDA at Rs. 19.7 billion and the EBITDA margin is 29.0%.

➢	Capital expenditure is at Rs. 2.9 billion.

➢	Free cash-flow is at Rs. 19.8 billion.

➢	Net cash surplus for the company is at Rs. 34.0 billion as on December 31, 2022. Consequently, net debt to equity ratio is (0.15).

➢	ROCE for the company is 35.8% (annualized).

Earnings Call Details (07:00 pm IST, 08:30 am EST, Jan 25, 2023)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Play Back: The play back will be available after the earnings call, till January 31st, 2023. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 54421.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.”